EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Profit	$148	$117	$427	$355

Add:
Provision for income taxes	47	44	153	126

Profit before income taxes	$195	$161	$580	$481

Fixed charges:
Interest expense	$158	$179	$475	$557
Rentals at computed interest*	1	1	4	4

Total fixed charges	$159	$180	$479	$561

Profit before income taxes plus fixed charges	$354	$341	$1,059	$1,042

Ratio of profit before income taxes plus fixed charges to fixed charges	2.23	1.89	2.21	1.86

*Those portions of rent expense that are representative of interest cost.